Exhibit 99.2
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
T +44 (0) 20 7781 1800
Press release

Rio Tinto to focus Carbon Capture and Storage investment on California project
4 December 2009
Rio Tinto said today that it will be focussing the majority of its investment in carbon capture and storage (CCS) technology on the Hydrogen Energy California (HECA) project, a proposed new hydrogen-powered electricity facility that will capture and store most of its carbon related emissions to produce clean electricity.
Preston Chiaro, group executive, Technology & Innovation, said that the California project is an excellent strategic fit for Rio Tinto as it will use coal or petcoke as a feedstock.
“We look forward to continuing to work with our partner BP, the US Department of Energy and other key stakeholders to deliver the California project, which we regard as a critical project in the development of CCS technology,” he said.
Rio Tinto’s decision to focus on HECA has necessitated a restructure of the broader Hydrogen Energy joint venture with BP. Rio Tinto said that it had sold its 50 per cent interest in Hydrogen Energy International Ltd (HEIL), which owns an interest in the Hydrogen Power Abu Dhabi (HPAD) project, to BP for an undisclosed sum.
“The Abu Dhabi project is a ground-breaking and important project based on gas feedstock, but Rio Tinto prefers to focus on projects with solid fuel feedstocks, which are better aligned with our other businesses,” Mr Chiaro said. “We wish BP and Masdar (the joint venture partner in the project) well and continued success with the project.”
Mr Chiaro added: “Rio Tinto is committed to the development of CCS and the need for action on climate change, and it supports a strong binding international agreement on climate change that will address both the environmental challenge, as well as provide greater certainty for investment decisions.”
About Hydrogen Energy California
Hydrogen Energy, a joint venture between BP and Rio Tinto, has proposed a new hydrogen-powered electricity generating facility for the Kern County area that would capture and sequester (store) most of its carbon related emissions. This facility will have greenhouse gas emissions lower than the cleanest natural gas power plants today. Instead of using natural gas to run its turbine electrical generators, this plant will use hydrogen. The result will be power generation in a local area with growing power demands — enough power for over 150,000 homes — with a 90 per cent reduction in the emission of carbon dioxide, the most common greenhouse gas. CO2 emissions will be captured and stored deep underground, preventing release into the atmosphere.
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About Hydrogen Energy International Ltd (HEIL)
HEIL was set up jointly by Rio Tinto and BP in 2007 to develop decarbonised projects around the world, with a focus on hydrogen-fuelled power generation, using fossil fuels and carbon capture and storage (CCS) technology to produce new large-scale supplies of clean electricity.
HEIL is responsible for the development of the Hydrogen Power Abu Dhabi project, using natural gas as a feedstock, and much of HEIL’s activities over the past two years have focussed on bringing that project to fruition.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 0419 850 205
Christina Mills	Tony Shaffer
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7825 275 605	Mobile: +1 202 256 3667

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Simon Ellinor
Office: +44 (0) 20 7781 1178	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 439 102 811
David Ovington	Dave Skinner
Office: +44 (0) 20 7781 2051	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs and media pack available at:
http://www.riotinto.com/media/press_kit.asp